4.


06015985

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CI Fund Managment Inc.

*CURRENT ADDRESS


PROCESSED
AUG 1 6 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04994 FISCAL YEAR 5-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/14/06


SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2006
WASH., D.C. 199 SECTION

AR/S
5-31-06


2006
Consolidated
Financial Statements

CI Fund Management Inc.

Auditors' Report

TO THE SHAREHOLDERS OF
CI FINANCIAL INC. [FORMERLY CI FUND MANAGEMENT INC.]

We have audited the consolidated balance sheets of CI Financial Inc. ["CI"] as at May 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of CI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CI as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada,
July 6, 2006

Consolidated Balance Sheets

AS AT MAY 31

(thousands of dollars)	**2006**	2005
ASSETS		
Current		
Cash	**98,648**	28,305
Client and trust funds on deposit *[note 2]*	**78,750**	93,099
Marketable securities *[note 3]*	**27,113**	77,154
Accounts receivable and prepaid expenses *[note 9[c]]*	**96,045**	94,222
Income taxes recoverable	**1,299**	1,923
Future income taxes *[note 11]*	**35,960**	16,006
Total current assets	**337,815**	310,709
Capital assets *[note 6]*	**34,355**	21,276
Deferred sales commissions, net of accumulated amortization of $401,180 [2005 - $322,163] *[note 10]*	**451,520**	349,395
Fund contracts *[note 5]*	**1,004,774**	1,012,778
Goodwill	**951,026**	951,026
Other assets *[note 7]*	**45,340**	18,886
	2,824,830	2,664,070
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[notes 10 and 13]*	**118,920**	168,041
Client and trust funds payable *[note 2]*	**78,750**	93,099
Income taxes payable	**42,567**	20,537
Stock-based compensation *[note 9[b]]*	**94,187**	28,726
Deferred revenue	**3,199**	4,037
Current portion of long-term debt *[note 8]*	**–**	40,722
Total current liabilities	**337,623**	355,162
Long-term debt *[note 8]*	**417,129**	350,212
Future income taxes *[note 11]*	**525,114**	485,934
Total liabilities	**1,279,866**	1,191,308
Shareholders' equity		
Share capital *[note 9[a]]*	**1,685,073**	1,690,663
Deficit	**(140,109)**	(217,901)
Total shareholders' equity	**1,544,964**	1,472,762
	2,824,830	2,664,070

See accompanying notes

On behalf of the Board:



William T. Holland
Director



G. Raymond Chang
Director

Consolidated Statements of Income and Deficit

YEARS ENDED MAY 31

[in thousands of dollars, except per share amounts]	**2006**	2005
REVENUE		
Management fees *[note 1]*	**1,110,019**	994,597
Administration fees	**131,781**	114,516
Redemption fees	**40,165**	47,081
Gain on sale of marketable securities	**12,983**	6,706
Other income *[note 7]*	**28,480**	32,158
	1,323,428	1,195,058
EXPENSES		
Selling, general and administrative *[notes 1, 9[b] and 13]*	**353,622**	328,089
Trailer fees *[note 10]*	**290,982**	250,695
Investment dealer fees	**99,347**	82,162
Amortization of deferred sales commissions and fund contracts	**82,021**	58,248
Interest *[note 8]*	**13,932**	9,785
Other *[note 7]*	**8,882**	14,976
	848,786	743,955
Minority interest	**—**	3,188
Income before income taxes	**474,642**	447,915
Provision for income taxes *[note 11]*		
Current	**146,378**	109,092
Future	**19,226**	54,074
	165,604	163,166
Net income for the year	**309,038**	284,749
Deficit, beginning of year	**(217,901)**	(207,114)
Cost of shares repurchased in excess of stated value *[note 9[a]]*	**(13,841)**	(97,206)
Dividends declared	**(217,405)**	(198,330)
Deficit, end of year	**(140,109)**	(217,901)
Earnings per share *[note 9[d]]*	**$1.08**	$0.97

See accompanying notes

Consolidated Statements of Cash Flows

YEARS ENDED MAY 31

(thousands of dollars)	**2006**	2005
OPERATING ACTIVITIES		
Net income for the year	**309,038**	284,749
Add (deduct) items not involving cash		
Gain on sale of marketable securities	**(12,983)**	(6,706)
Gain on sale of fund contracts	**(2,100)**	—
Stock-based compensation	**38,743**	(17,338)
Amortization of deferred sales commissions and fund contracts	**82,021**	58,248
Amortization of other	**6,820**	13,529
Minority interest	—	3,188
Future income taxes	**19,226**	54,074
	440,765	389,744
Net change in non-cash working capital balances related to operations	**(20,721)**	51,731
Cash provided by operating activities	**420,044**	441,475
INVESTING ACTIVITIES		
Purchase of marketable securities	**(65,834)**	(106,154)
Proceeds on sale of marketable securities	**128,858**	65,593
Additions to capital assets	**(21,198)**	(7,213)
Deferred sales commissions paid	**(181,142)**	(150,772)
Additions to other assets	**(16,885)**	—
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 4]*	—	(37,259)
Cash used in investing activities	**(156,201)**	(235,805)
FINANCING ACTIVITIES		
Increase in long-term debt	**26,195**	145,769
Repurchase of share capital *[note 9[a]]*	**(19,551)**	(147,745)
Issuance of share capital *[note 9[a]]*	**120**	219
Distributions to minority interest	—	(2,395)
Dividends paid to shareholders	**(200,264)**	(198,330)
Cash used in financing activities	**(193,500)**	(202,482)
Net increase in cash during the year	**70,343**	3,188
Cash, beginning of year	**28,305**	25,117
Cash, end of year	**98,648**	28,305
Supplemental cash flow information		
Interest paid	**13,288**	10,265
Income taxes paid	**124,766**	104,424

See accompanying notes

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

CI Financial Inc. [formerly CI Fund Management Inc.] ["CI"] is incorporated under the laws of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of presentation

The consolidated financial statements include the accounts of CI, CI Investments Inc. ["CI Investments"], Assante Corporation ["Assante"] and Skylon Advisors Inc. ["Skylon"] and their subsidiaries. Hereinafter, CI and its subsidiaries are referred to as CI.

During fiscal 2005, CI restructured its 66% investment in BPI Global Asset Management LLP ["BGAM"] such that CI gave up all future economic benefits of ownership in exchange for a 32% participation in the net revenue earned on BGAM's institutional assets. As a result, the accounts of BGAM are no longer included in the consolidated financial statements from the date of disposition.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis. Management fees received in advance of amounts earned are disclosed separately as deferred revenue.

Effective June 1, 2005, CI made an accounting change related to the classification of expenses recovered from the funds. This reflects a change in CI's business wherein the funds are now charged a fixed fee depending on the type of fund and this fee is now included in management fees. The change has been applied retroactively and did not have an impact to net income.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis.

Redemption fees payable by securityholders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Marketable securities

Marketable securities consist of investments in mutual fund securities and shares of publicly traded companies. These investments are carried at the lower of cost and market value and gains or losses on their disposition are recognized using average cost.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% declining balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% declining balance or straight-line over five years
Leasehold improvements	Straight-line over the term of the lease
Property	Straight-line over 25 years

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by CI to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. These commissions are deferred and amortized on a straight-line basis over 84 months from the date recorded.

Fund contracts

Fund administration contracts and fund management contracts [collectively, "fund contracts"] are recorded net of any write-down for impairment. CI evaluates the carrying value of fund contracts for potential impairment based on estimated discounted future cash flows. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over eight years. Fund management contracts with an indefinite life are not amortized.

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI evaluates the carrying value of goodwill for each segment for potential impairment based on comparison to the allocated market capitalization by segment. If this test indicates a potential impairment for any segment, the carrying value of goodwill is evaluated against estimated discounted future cash flows for that segment. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Stock-based compensation

CI has an employee incentive stock option plan, which includes a cash settlement option. Compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding stock options at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of stock options for cash, the liability recorded with respect to the options is reduced for the settlement. If stock options are exercised for shares, the liability recorded with respect to the options and consideration paid by the option holders, are credited to share capital.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

The treasury stock method is used in the calculation of per share amounts. Basic and diluted per share amounts are determined by dividing net income by the weighted average number of shares outstanding during the year. There is no dilutive effect on earnings per share as CI accounts for its stock options as a liability.

Business acquisitions

The purchase method of accounting is used for business acquisitions and the results of operations are consolidated from the date of acquisition.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

Derivative financial instruments

Derivative financial instruments are used to mitigate equity market and foreign exchange exposures.

In fiscal 2005, CI entered into a total return share swap to manage its equity market exposure related to its stock-based compensation. The total return share swap was measured at fair value and any resulting gains or losses were recognized in income. In fiscal 2006, CI terminated its total return share swap.

CI has entered into forward contracts to manage its foreign exchange exposure related to its investments in U.S. dollar denominated hedge funds. Forward contracts are measured at fair value and any resulting gains or losses are recognized in income. Included in income are foreign exchange gains of $5,768 [2005 - foreign exchange losses of $1,037].

Foreign currency translation

Foreign currency denominated items are translated into Canadian dollars as follows:

Integrated foreign subsidiaries are financially or operationally dependent on CI. Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical rates. Revenue and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are included in income.

Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. At the balance sheet date, monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at that date, revenue and expenses are translated at exchange rates prevailing during the year and the resulting translation exchange gains and losses are included in income.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. Actual results could differ from those estimates.

2. CLIENT AND TRUST FUNDS

Included in client and trust funds on deposit are amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. The corresponding liabilities are included in client and trust funds payable.

3. FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments approximate their carrying amounts in the consolidated balance sheets.

CI had a forward contract outstanding as at May 31, 2005 to sell US$8,000 at a forward rate of $1.2484 on July 7, 2005. As at May 31, 2005, the fair value of this contract approximated its carrying amount of nil.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

4. BUSINESS ACQUISITIONS

On June 3, 2004, CI completed the acquisition of all of the outstanding shares of IQON Financial Management Inc. and Synera Financial Services Inc. from Sun Life Assurance Company of Canada ["Sun Life"], a related party, which have networks of financial and insurance advisors. As consideration, CI paid $38,500 in cash. Details of the net assets acquired, at fair value, are as follows:

	$
Cash	1,241
Client and trust funds on deposit	92
Accounts receivable and prepaid expenses	1,996
Capital assets	717
Marketable securities	1,053
Fund administration contracts	5,100
Other assets	335
Accounts payable and accrued liabilities	(2,175)
Client and trust funds payable	(92)
Future income taxes	(954)
Other liabilities	(636)
Goodwill on acquisition	31,823
	38,500

5. FUND CONTRACTS

Fund contracts consist of the following:

	2006		2005	
	Cost	**Accumulated amortization**	**Cost**	**Accumulated amortization**
	$	$	$	$
Fund administration contracts	**37,600**	**3,658**	37,600	2,154
Fund management contracts				
Finite life	**12,000**	**3,750**	12,000	2,250
Indefinite life	**962,582**	—	967,582	—
	1,012,182	**7,408**	1,017,182	4,404
Less accumulated amortization	**7,408**		4,404	
Net book value	**1,004,774**		1,012,778	

In fiscal 2006, CI disposed of its VentureLink fund management contracts, which had a cost of $5,000, and related accounts receivable in return for a loan and investment in the acquiring entity. In addition, CI is entitled to ongoing fees equal to a percentage of the related assets under management over an eight year period.

[in thousands of dollars, except per share amounts]

6. CAPITAL ASSETS

Capital assets consist of the following:

	2006		2005	
		Accumulated		**Accumulated**
	Cost	**amortization**	**Cost**	**amortization**
	$	$	$	$
Computer hardware and software	**39,230**	**21,095**	32,828	15,329
Office equipment	**10,215**	**7,598**	7,626	6,812
Leasehold improvements	**17,560**	**3,957**	9,078	6,115
	67,005	**32,650**	49,532	28,256
Less accumulated amortization	**32,650**		28,256	
Net book value	**34,355**		21,276	

7. OTHER ASSETS, INCOME AND EXPENSES

Other assets consist mainly of an investment in a limited partnership, long-term accounts receivable and prepaid expenses and deferred charges. Other income consists mainly of institutional management fees, custody fees, equity income and interest income. Other expenses consist mainly of institutional management expenses, distribution fees to limited partnerships and capital taxes.

8. LONG-TERM DEBT

CI has arranged a revolving credit facility with a Canadian chartered bank for general corporate purposes for $500,000. Amounts may be borrowed under this facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate and one-month bankers' acceptance rates plus 0.75%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 0.30%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds and the federal funds overnight rate plus 0.75%, or LIBOR loans which bear interest at LIBOR plus 0.30%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.30% on any undrawn portion. At May 31, 2006, CI had accessed $3,069 [2005 - $56,936] by way of letters of credit.

Loans are made by the bank under a 364-day revolving credit facility, the term of which may be extended annually at the bank's option. If the bank elects not to extend the term, the outstanding principal amount shall be repaid in equal monthly installments over the following four years.

The facility is collateralized by a registered general security agreement from CI and certain subsidiaries of CI, assignment of the shares in CI Investments, Assante, certain subsidiaries of Assante and Skylon, and assignment of the management agreements and redemption fees of CI Investments and certain subsidiaries of Assante. The facility also requires CI to meet certain financial ratios on a quarterly basis.

As at May 31, 2006, $417,129 [2005 - $333,073] has been drawn on this facility in the form of bankers' acceptances at an effective interest rate of 4.48% [2005 - 2.82%]. As at May 31, 2005, an additional $57,861 had been drawn in the form of LIBOR loans at an effective interest rate of 3.41%. Interest expense attributable to the long-term debt for the year ended May 31, 2006 was $12,503 [2005 - $7,912].

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

9. SHARE CAPITAL

[a] Details with respect to share capital are as follows:

	Common shares	
	Number of shares	**Stated value**
	[in thousands]	$
Authorized		
Unlimited preference shares		
Unlimited common shares		
Issued		
Balance, May 31, 2004	295,199	1,740,983
Issuance of share capital	7	121
Share repurchase	(8,569)	(50,539)
Exercise of stock options	6	98
Balance, May 31, 2005	286,643	1,690,663
Issuance of share capital	6	120
Share repurchase	(968)	(5,710)
Balance, May 31, 2006	285,681	1,685,073

During fiscal 2006, 968,100 common shares [2005 - 8,568,700] were repurchased under a normal course issuer bid at an average cost of $20.20 per share [2005 - $17.24] for a total consideration of $19,551 [2005 - $147,745]. Deficit was increased by $13,841 [2005 - $97,206] for the cost of the shares repurchased in excess of their stated value.

On May 25, 2006, CI renewed its normal course issuer bid. During the period from June 1, 2006 to July 6, 2006, CI repurchased an additional 1,286,200 common shares under the normal course issuer bid at an average cost of $29.89 per share for a total consideration of $38,446.

[b] Employee incentive stock option plan

CI has an employee incentive stock option plan [the "Plan"] for the executives and key employees of CI. The maximum number of common shares that may be issued under the Plan is 41,722,566. As at May 31, 2006, there are 7,253,338 common shares [2005 - 8,399,280] reserved for issuance on exercise of stock options. These options vest over periods of up to five years, may be exercised at prices ranging from $10.51 to $18.15 per common share with a total intrinsic value of $111,490 as at May 31, 2006 and expire at dates up to 2010.

On April 12, 2005, CI entered into a total return share swap transaction agreement [the "Agreement"] with a Canadian chartered bank. The Agreement was intended to mitigate CI's exposure to fluctuations in the price of its common shares, and was for a maximum of 8,600,000 shares or an aggregate purchase amount of $144,000. Under the Agreement, the bank would accumulate shares of CI through purchases on the Toronto Stock Exchange and would pay CI the total return, if positive, on the stock and CI would pay the bank the total return, if negative. In addition, CI would pay the bank interest on the aggregate purchase amount at bankers' acceptance rates.

As at May 31, 2005, a total of 1,695,900 common shares were subject to the Agreement and had an average purchase price of $16.78, which reduced the liability under the Plan and stock-based compensation expense by $874. In fiscal 2006, CI terminated the Agreement, which resulted in an increase in the stock-based compensation liability and cash by $26,718.

The option component of stock-based compensation expense under the Plan for the year ended May 31, 2006 of $79,477 [2005 - $13,329] has been included in selling, general and administrative expenses.

Details of the Plan activity and status for the years ended May 31 are as follows:

	2006		2005	
	Number of options [in thousands]	**Weighted average exercise price** $	**Number of options** [in thousands]	**Weighted average exercise price** $
Options outstanding, beginning of year	**8,399**	**13.37**	9,686	10.81
Options granted	**2,194**	**18.15**	1,679	17.02
Options exercised	**(3,304)**	**11.49**	(2,874)	6.83
Options cancelled	**(36)**	**15.15**	(92)	14.45
Options outstanding, end of year	**7,253**	**15.66**	8,399	13.37
Options exercisable, end of year	**3,707**	**13.96**	4,348	11.76

Details of the Plan options outstanding and exercisable as at May 31, 2006 are as follows:

Exercise price $	**Number of options outstanding** [in thousands]	**Weighted average remaining contractual life** [years]	**Number of options exercisable** [in thousands]
10.51	950	1.9	950
11.27	326	0.8	326
12.01	341	1.0	341
15.59	1,819	2.9	1,123
15.67	11	3.4	1
17.04	1,612	4.0	966
18.15	2,194	4.1	—
10.51 to 18.15	**7,253**	**3.2**	**3,707**

[c] Employee share purchase loans

CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at May 31, 2006, the carrying amount of employee share purchase loans is $4,129 [2005 - $6,430] and is included in accounts receivable and prepaid expenses. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at May 31, 2006, the shares held as collateral have a market value of approximately $23,545 [2005 - $20,175].

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

[d] Earnings per share

The weighted average number of shares outstanding for the years ended May 31 is as follows:

(in thousands)	**2006**	2005
Basic and diluted	**285,936**	293,297

[e] Stock appreciation rights

In conjunction with the acquisition of Assante in fiscal 2004, CI issued share appreciation rights to certain former Assante option holders. The intrinsic value of these rights at the date of grant was included as a liability in the fair value of net assets acquired. These rights are vested and may only be settled for cash.

As at May 31, 2006, included in the stock-based compensation liability are 253,652 share appreciation rights outstanding with an intrinsic value of $4,487. For the year ended May 31, 2006, CI recognized an expense of $7,391 [2005 - nil] related to these rights, which has been included in selling, general and administrative expenses.

[f] Maximum share dilution

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at June 30, 2006 were exercised:

(in thousands)	
Common shares outstanding at June 30, 2006	284,396
Options to purchase common shares	7,001
	291,397

10. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of the Funds with Sun Life, a shareholder of CI, and its subsidiaries. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the year ended May 31, 2006, CI incurred charges for deferred sales commissions of $44,376 [2005 - $38,036], and trailer fees of $78,264 [2005 - $64,030] to Sun Life. The balance payable to Sun Life as at May 31, 2006 of $7,106 [2005 - $6,096] is included in accounts payable and accrued liabilities. In addition, Sun Life has agreed to reimburse CI for a portion of any losses realized on certain investments related to the acquisition of IQON Financial Management Inc. Based on the estimated fair value of these investments as at May 31, 2006, CI's portion of the estimated losses is not significant to its financial position or results of operations.

[in thousands of dollars, except per share amounts]

11. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI's future income tax liabilities and assets as at May 31 are as follows:

	2006	2005
	$	$
Future income tax liabilities		
Fund contracts	**351,177**	357,041
Deferred sales commissions	**162,485**	122,917
Other	**22,271**	22,920
Total future income tax liabilities	**535,933**	502,878
Future income tax assets		
Stock-based compensation	**34,020**	10,376
Non-capital loss carry forwards	**5,180**	11,098
Acquisition related costs	**1,940**	5,630
Other	**5,639**	5,846
Total future income tax assets	**46,779**	32,950
Net future income tax liabilities	**489,154**	469,928

The net future income tax liabilities are classified in the consolidated balance sheets as follows:

	2006	2005
	$	$
Current future income tax assets	**35,960**	16,006
Non-current future income tax liabilities	**525,114**	485,934

The following is a reconciliation between CI's statutory and effective income tax rates:

	2006	2005
	%	%
Combined Canadian federal and provincial income tax rate	**36.0**	36.1
Increase (decrease) in income taxes resulting from:		
Non-taxable portion of capital gains	**(1.3)**	(0.3)
Other, net	**0.2**	0.6
	34.9	36.4

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

12. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments, Skylon and United Financial Corporation [formerly Assante Asset Management Ltd.], which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries, including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the year ended May 31, 2006 is as follows:

	Asset Management	Asset Administration	Intersegment Elimination	Total
	$	$	$	$
Management fees	1,110,019	—	—	1,110,019
Administration fees	—	241,502	(109,721)	131,781
Other revenue	72,148	9,480	—	81,628
Total revenue	**1,182,167**	**250,982**	**(109,721)**	**1,323,428**
Selling, general and administrative	303,105	50,517	—	353,622
Trailer fees	307,113	—	(16,131)	290,982
Investment dealer fees	—	187,123	(87,776)	99,347
Amortization of deferred sales commissions and fund contracts	82,360	1,504	(1,843)	82,021
Other expenses	7,928	954	—	8,882
Total expenses	**700,506**	**240,098**	**(105,750)**	**834,854**
Income before income taxes and non-segmented items	**481,661**	**10,884**	**(3,971)**	**488,574**
Interest expense				13,932
Provision for income taxes				165,604
Net income for the year				**309,038**
Identifiable assets	1,704,914	180,257	(11,367)	1,873,804
Goodwill	815,303	135,723	—	951,026
Total assets	**2,520,217**	**315,980**	**(11,367)**	**2,824,830**

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

Segmented information for the year ended May 31, 2005 is as follows:

	Asset Management $	Asset Administration $	Intersegment Elimination $	Total $
Management fees	994,597	—	—	994,597
Administration fees	—	219,183	(104,667)	114,516
Other revenue	78,642	7,303	—	85,945
Total revenue	**1,073,239**	**226,486**	**(104,667)**	**1,195,058**
Selling, general and administrative	283,593	44,496	—	328,089
Trailer fees	265,037	—	(14,342)	250,695
Investment dealer fees	—	165,895	(83,733)	82,162
Amortization of deferred sales commissions and fund contracts	57,770	1,504	(1,026)	58,248
Other expenses	14,649	327	—	14,976
Total expenses	**621,049**	**212,222**	**(99,101)**	**734,170**
Income before income taxes and non-segmented items	**452,190**	**14,264**	**(5,566)**	**460,888**
Interest expense				9,785
Minority interest				3,188
Provision for income taxes				163,166
Net income for the year				**284,749**
Identifiable assets	1,544,212	176,229	(7,397)	1,713,044
Goodwill	815,303	135,723	—	951,026
Total assets	**2,359,515**	**311,952**	**(7,397)**	**2,664,070**

13. COMMITMENTS AND CONTINGENCIES

Lease commitments

CI has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2007	14,309
2008	13,259
2009	7,162
2010	5,235
2011	3,263
2012 and thereafter	7,378

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

Shareholder advisor agreements

CI is a party to shareholder advisor agreements, which provide that the shareholder advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the shareholder advisor agreements.

Indemnities

CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Litigation

CI is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the financial position or results of operations of CI.

Settlement with the Ontario Securities Commission

On December 10, 2004, CI Investments reached a settlement with the Ontario Securities Commission relating to concerns raised with respect to certain trading by a small number of institutional investors in certain of CI Investments' mutual funds. Under the settlement agreement, CI Investments agreed to make a payment of $49,300, plus interest at the rate of 5% per annum from the date of settlement to the approval of the plan of distribution, which occurred on June 30, 2005, to investors in its mutual funds that were affected by this trading. This payment was secured by a letter of credit. CI recorded a $53,000 charge [$33,900 after-tax] to income to reflect the settlement and related costs in fiscal 2005.

In fiscal 2006, CI Investments disbursed $50,600 to affected investors in accordance with the plan of distribution. The balance of the accrued charge was used to cover related costs.

14. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the fiscal 2006 consolidated financial statements.

15. SUBSEQUENT EVENTS

Income Trust Conversion

On June 30, 2006, CI announced that it had completed a plan of arrangement to convert CI from a corporate entity into an income trust that will own indirectly all of CI's existing business. The name of the income trust is CI Financial Income Fund and it will make regular monthly distributions of its available cash to the holders of its units. The initial monthly distribution of $0.1675 per unit was declared on June 30, 2006, payable on July 14, 2006 to unitholders of record on July 10, 2006. Pursuant to the conversion, CI changed its fiscal year-end to December 31.

Future Income Tax Rate Changes

On May 2, 2006, the federal government, in its 2006 budget, proposed that the federal corporate income tax rate would be reduced gradually from 21% to 19% by 2010 and the federal corporate surtax rate of 1.12% would be eliminated by 2008. On June 6, 2006, these tax rate changes became substantively enacted. As a result, CI's future income tax liability will be reduced. The impact of this future income tax benefit amounts to approximately $30,000 and will be recognized in the first quarter of the next fiscal year.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

MAY 31, 2006 AND 2005

Long-Term Debt Agreement Amendment

On June 30, 2006, the revolving credit facility was amended to increase the amount that may be borrowed to $600,000 and to assign rights and obligations under the agreement to new entities formed as a result of the conversion of CI into an income trust.

Skylon Amalgamation with CI Investments

On June 1, 2006, Skylon was amalgamated into CI Investments.

Total Return Share Swap Agreement

On June 30, 2006, CI entered into a total return swap transaction agreement [the "Agreement"] with a Canadian chartered bank. The Agreement is intended to mitigate CI's exposure to fluctuations in the price of CI Financial Income Fund's units, and is for a maximum of 4,000,000 units or an aggregate purchase amount of $120,000.